Exhibit 21

SUBSIDIARIES

The subsidiaries of the Company as of October 25, 2002 are as follows:

Name of Subsidiary	Jurisdiction of Incorporation
Advanced Input Devices, Inc. Memtron Technologies Co. Advanced Input Devices (UK) Ltd.	Delaware Delaware England
Armtec Defense Products Co. Armtec Countermeasures Co.	Delaware Delaware
Auxitrol Technologies S.A. Auxitrol S.A. Auxitrol Iberico S.A. Auxitrol Co. Fluid Regulators Corporation Muirhead Aerospace Limited	France France Spain Delaware Ohio England
Equipment Sales Co.	Connecticut
Esterline Technologies (Hong Kong) Limited	Hong Kong
Excellon Automation Co. Excellon Europa GmbH	California Germany
Hytek Finishes Co.	Delaware
Janco Corporation	California
Kirkhill - TA Co.	California
Korry Electronics Co. Mason Electric Co.	Delaware Delaware
W. A. Whitney Co.	Illinois

The above list excludes certain subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of October 25, 2002.